[Imagenetix Letterhead]

February 23, 2011

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Imagenetix, Inc.
Form 10-K for the year ended March 31, 2010
Form 10-Q for the quarter ended September 30, 2010

File Number: 033-24138-D

Dear Mr. Rosenberg:

We are responding to your comment letter of February 11, 2011 regarding the referenced filings.  In order to expedite your review, we are providing the following additional disclosure keyed to your comment as follows:

Form l0-K for the Fiscal Year Ended March 31. 2010

Item 1. Business, page 4

1.
We note your disclosure that your largest customers accounted for 42% and 15% of your net sales for the year ended March 31, 2010 and risk factor disclosure on page 11 that "The loss of any of these customers could significantly reduce our revenue and adversely affect our cash flow and earnings, if any." Please confirm that in future filings you will identify any customers that account for greater than 10% of your net sales. Additionally, please confirm that you will file copies of any agreements with such customers or, in the alternative, please provide your analysis as to why you are not substantially dependent upon such agreements.

We hereby confirm that in future filings we will identify any customers that account for greater than 10% of our net sales. Additionally, we confirm that we will file copies of any agreements with such customers or, in the alternative, provide our analysis as to why we are not substantially dependent upon such agreements.

Securities and Exchange Commission
February 23, 2011

Item 9A(T). Controls and Procedures, page 21

2.
Under Item 9A(T) of Form l0-K, you are required to provide both your evaluation of disclosure controls and procedures, or DCP, under Item 307 of Regulation S-K and your evaluation of internal control over financial reporting, or ICFR, under Item 308T of Regulation S-K. Please provide us draft disclosure to be included in an amendment of your filing to address the following comments:

•
Please disclose your evaluation of your DCP as of March 31, 2010, including a definitive statement as to whether your DCP is effective or ineffective and a separate description of DCP. To the extent you believe DCP are effective, please explain why in light of the observations in the following bullets.

•
Please revise your evaluation of ICFR to clarify whether your identified deficiencies in the segregation of duties constitutes a material weakness. If not, please disclose why not and separately reference for us the authoritative literature you rely upon to support your position.

•	Please revise your evaluation of ICFR to include a definitive statement as to whether ICFR is effective or ineffective as of March 31, 2010.

After further review of our disclosure related to Item 9A(T) contained in our Form 10-K for the year ended March 31, 2010, and realizing that the disclosure discussion was not applicable since we found no material weakness, we  provide the following amending language that we propose to use in future filings, unless material weaknesses are discovered,  of our Form 10-K related to disclosures regarding DCP and ICFR.  We respectfully request no amendments to our filed Form 10-K.

ITEM 9A(T).  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures:

Our chief executive officer and our chief financial officer  conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on their evaluation, they concluded that our disclosure controls and procedures were effective as of March 31, 2010, the end of the period covered by this annual report.

Securities and Exchange Commission
February 23, 2011

Management’s Report on Internal Control over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our chief executive officer and  our chief financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2010.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Internal control over financial reporting was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission for small reporting entities.  These rules permit the company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting:

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In designing and operating a control system, one must consider the potential benefits of controls relative to their costs and the reality of limited resources available to allocate to control activities, particularly in smaller companies.  In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any control will meet its objectives under all potential future conditions.  Because of such inherent limitations in any control system, there can be no absolute assurance that control issues, misstatements, and/or fraud will be prevented or detected.

Item 10. Directors, Executive Officers and Corporate Governance

Biographical Information, page 23

3.
Please provide proposed disclosure for inclusion in future filings which provides for each director and nominee his or her experiences, qualifications, attributes or skills that cause the board to determine that the person should serve as a director of the company. See Item 401 (e) of Regulation S-K,

Securities and Exchange Commission
February 23, 2011

We provide the following proposed draft  disclosure for inclusion in future filings:

Biographical Information

William P. Spencer has served as a director and has been our president since January 1999. From January 1986 to December 1996 he served as chief operating officer, chief financial officer and executive vice-president of Natural Alternatives International, Inc., a company engaged in the formulation and production of encapsulated vitamins and nutrients. He was president of NAI from December 1996 to October 1998 and was a director from January 1986 to October 1998. From 1976 to 1988 he was a regional vice president for San Diego Trust and Savings Bank. Mr. Spencer earned a B.S. degree in finance and an MBA degree from San Diego State University. Mr. Spencer’s long history with the nutraceutical industry and his long history as our chief executive officer make his participation on our board very valuable in all aspects of our operations and board.

Debra L. Spencer has served as a director and has been our secretary since March 1999 and served as our treasurer from March 1999 to July 2005. Her responsibilities also include product label copy and graphic design in compliance with FDA regulations as well as developing marketing materials for our private label products. From 1970 to 1981 she was an Executive Assistant to the Vice President of a local San Diego bank. She was a homemaker from 1981 to 1987. From 1987 to 1993 she served as vice president, secretary and treasurer for Vitamin Direct, Inc., a consumer mail order vitamin company. Mrs. Spencer’s long history with the nutraceutical industry and her long history as our secretary in addition to her insights from her years of executive management services to the company.

Barry King joined our Board in 2003. He was the Director of Marketing for the United States Olympic Committee from 1987 to 2002. Since 2002, Mr. King has been the  President of  Outdoor Fitness,  a private company engaged in the development and sale of exercise equipment. Mr. King graduated with a B.A. degree from the University of Colorado in 1969. Mr. King’s long career as a marketing professional provides particular value to our board as it relates to positioning our products.

Securities and Exchange Commission
February 23, 2011

Jeffrey G. McGonegal joined our board in 2005.  He has served since 2003 as the chief financial officer of AspenBio Pharma, Inc., a publicly-held biomedical company, and from 2003 until January 1, 2011, as the chief financial officer of PepperBall Technologies, Inc., a publicly held security products and services company, and since 2000 has served as senior vice president — finance of Cambridge Holdings, a publicly-held real estate and business development firm with limited activities. Until its sale in April 2007, he was also a member of the board of directors of Applied Medical Devices, Inc., a publicly-held shell company.  From 1974 to 1997, he was an accountant with BDO Seidman LLP.  While at BDO Seidman, Mr. McGonegal served as managing partner of the Denver, Colorado office.  Mr. McGonegal received a B.A. degree in accounting from Florida State University and he is a certified public accountant licensed in Colorado. Mr McDonegal’s deep financial expertise, which includes several years experience as a certified public accountant and several chief financial officer or chief executive officer positions in addition to his services to the company, provides particular value to our board.

Robert Burg  joined our board in 2005.  Since 2009, Mr. Burg has been the president of CMC Golf, a worldwide leader, manufacturer, and distributor of fine golf accessories.  Since 1998, Mr. Burg has been the owner of The Burg Group, a national sales and marketing agency specializing in the golf industry.  From 1992 to 1998, Mr. Burg held several executive level positions, including President from 1995 to 1998, with Royal Grip, Inc., a publicly traded company that designed and distributed golf club grips and athletic headware.  He received a B.A. degree in Business from Great Western University in 1977.   Mr. Burg’s long career as a marketing professional coupled with his executive officer positions provides particular value to our board.

Director Compensation. page 27

4.	Please provide proposed draft disclosure for inclusion in future filings which provides a description of the director compensation structure. See Item 402(r)(3) of Regulation S-K.

We provide the following proposed draft disclosure for inclusion in future filings:

DIRECTOR COMPENSATION

	Fees
	Earned
	or
	Paid In	Option
	Cash	Awards	Total
Name	($)	($)	($)
[a]	[b]	(d)	[h]
Jeffrey McGonegal	$10,000	$950	$10,950
Barry King	$4,800	$950	$5,750
Robert Burg	$7,500	$950	$8,450

We provide director compensation for our outside directors as follows:

Securities and Exchange Commission
February 23, 2011

Board representation= $4,800 per year
Audit committee chair (Mr. McGonegal)= additional $5,200 per year
Compensation committee chair (Mr. Burg)= additional $2,700 per year

We estimate the fair value of the options issued to our officers and directors at the issuance date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for those options issued during the year ended March 31, 2010: dividend yield of zero percent; expected volatility of 73% to 78%, risk-free interest rates of 2.19% to 2.95%; and expected life of 5 years.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4T. Controls and Procedures, page 20

5.
In your disclosure here and in your June 30, 2010 Form l0-Q, you indicate that you believe your DCP were effective at the end of the periods covered by the report "to provide reasonable assurance in the Company's financial reporting." Please provide us draft disclosure to be included in amendments to your fiscal 2011 Forms 10-Q to address the following comments:

•
Please revise your evaluation of DCP disclosure to clarify the level of reasonable assurance. In this regard, you indicate in the introductory paragraph that DCP are designed to provide reasonable assurance that, in part, the information required to be disclosed under the Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods, yet your conclusion regarding effectiveness appears to only address the financial reporting aspects of DCP. Please revise your conclusion to indicate whether or not your DCP are designed and operating effectively at the reasonable assurance level.

•
Please explain to us why you believe your DCP at June 30, 2010 and September 30, 2010 were effective in light of the deficiencies identified in your March 31, 2010 Form l0-K. To the extent that you remediated these deficiencies subsequent to the filing of your Form l0-K, please disclose the change(s) in your ICFR as required by Item 308T(b) of Regulation S-K.

Since the deficiencies described in our March 31, 2010 Form 10-K were deemed to be not a material weakness, we provide the following draft disclosure to be included in future filings, assuming no material weaknesses are discovered.  We respectfully request no amendments to our filed Form 10-Qs.

Securities and Exchange Commission
February 23, 2011

Item 4T.     Controls and Procedures

Our chief executive officer and our chief financial officer conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2010. Based on their evaluation, they concluded that our disclosure controls and procedures were effective and designed to give reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act was made known to them by others and was recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. There was no change in our internal controls that occurred during the period covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to affect, our internal controls over financial reporting.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We shall be pleased to address any additional comments or concerns the staff may have concerning our filings.

Sincerely,

/S/ LOWELL W. GIFFHORN

Lowell W. Giffhorn
Chief Financial Officer